AVINO SILVER & GOLD MINES LTD.	T604.682.3701 Suite400, 455 Granville Streetinfo@avino.com F604.682.3600 Vancouver, BC V6C 1T1www.avino.com

 TSX-V: ASM
 U.S. OTC BB: ASGMF
 Berlin & FSE: GV6
January 31, 2008

AVINO REPORTS ACHIEVEMENTS FOR 2007, PLANS BULK SAMPLING AND NEW RESOURCE CALCUATION FOR 2008

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) is pleased to present an outline of 2007 work and plans for 2008 at the Avino Mine property near Durango in north-central Mexico. Highlights of this outline include results from 18,000 metres of exploratory drilling in 2007. For 2008, Avino plans a new 43-101 resource calculation, bulk sampling program and follow-up exploration to the extensive IP survey conducted in 2007.

HIGHLIGHTS FOR 2007

Diamond Drilling on 11 Target Areas – 40 Holes at San Gonzalo
Key to Avino’s achievements in 2007 was extensive exploration diamond drilling on 11 different targets across the large Avino Mine property. This program focused on two zones: the high-grade San Gonzalo and the Avino Vein ET zone. Out of 82 holes, totaling approximately 18,000 metres, 40 holes were drilled at San Gonzalo with outstanding results for silver (for assay details see 2007 news releases at www.avino.com). A 12-hole program at the ET zone also produced a number of high-grade silver intercepts (see news release dated Jan. 17, 2008).

Following is a summary of holes drilled in the 2007 program:

	Holes	Total metres
San Gonzalo	40	9,204
Los Angeles	5	950
Santiago	9	1,308
Santa Ana	1	315
San Pedro and San Pablo	1	181
Nuestra Señora	5	649
Geophysical Targets	1	361
Avino Vein Gap Zone	3	658
Guadalupe	1	209
Avino Vein ET Zone	12	3,907
Aguila Mexicana	1	202

IP Survey Completed
Peter E. Walcott & Associates of Vancouver, BC conducted an 80-line-kilometre IP geophysical survey over the property in 2007. A report detailing the results of this survey is expected early in 2008.

Agreement on Local Surface Rights
Avino also concluded an agreement regarding the mill site with the local surface rights holders, whereby Avino retains surface rights for 20 years with a possible extension for another 10 years. The Company’s involvement with farmers in the two local villages—Panuco de Coronado and San Jose de Avino—indicates their commitment to mining in the area.

PLANS FOR 2008

New 43-101 Resource Calculation for San Gonzalo Zone
As a result of the numerous ore-grade intersections encountered at San Gonzalo, a 43-101-compliant resource calculation is now underway for this zone. Avino has retained David Gunning, P. Eng., a Qualified Person under 43-101, who is reviewing all results.

Bulk Sampling at San Gonzalo
Avino also plans to extract and process a 10,000-tonne bulk sample from San Gonzalo. This program will provide concentrate for testing at various smelters. In preparation for the sampling, Avino will re-commission a 250-ton circuit at the mill to facilitate the processing of lead-silver ore from San Gonzalo.

More Drilling Across the Avino Mine Property
A critical part of the 2008 exploration will include further drilling on a number of known zones. Cerro San Jose, Aguila Mexicana and Santa Ana are expected key targets, but drilling should be widespread across the property.

Follow-up on IP Survey
Once a final report on the 2007 IP survey has been received from Peter E. Walcott & Associates, Avino is planning to conduct follow-up soil geochemical, satellite imagery and other surveys to better define targets in the covered areas.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well fundedand debt free.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.